THIS AGREEMENT made as of the 23rd day of July, 2003 and effective as of the 23rd day of July, 2003.

BETWEEN:

Zi CORPORATION, a body corporate, incorporated under the laws of the Province of Alberta (hereinafter called the "Corporation"

Michael Donnell, an individual residing in the town of Parker, in the State of Colorado (hereinafter called "Employee")

EMPLOYMENT AGREEMENT

WHEREAS:

A.            the Corporation is desirous of engaging the management services and expertise of the Employee upon the terms, conditions and for the considerations as hereinafter set forth; and

B.            the parties desire to enter into this Agreement to set forth their respective rights and obligations.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto mutually covenant and agree as set forth herein.

ARTICLE 1.
CONTRACT FOR SERVICES

1.01            Subject to the earlier termination of this Agreement as hereinafter provided and subject to the condition precedent set forth in paragraph 2.02 hereof, the Corporation hereby agrees to the services of the Employee on a full-time basis to provide services to the Corporation and its affiliates in accordance with the terms and provisions hereof.

1.02            Except as hereinafter provided, the Employee shall be responsible for and shall have such authority as is ordinarily consistent with the position of President and Chief Operating Officer of the Corporation, with full power and authority to supervise and manage the business and affairs of the Corporation and such other matters as the directors may authorize from time to time except such matters and duties as by law must be transacted or performed by the board of directors and/or the shareholders of the Corporation. All such authority of the Employee shall be subject to the power, direction and control of the board of directors of the Corporation.

1.03            Without limiting the generality of section 1.02 hereof, the Employee's services hereunder shall be provided on the basis of the following terms and conditions:

(a)	the Employee's title for the first three months shall be President and Chief Operating Officer of the Corporation reporting to the Chief Executive Officer of the Corporation or such other person as may from time to time be designated by the Chief Executive Officer of the Corporation; Pursuant to the completion of a three month probationary period, the Employee's title shall be President and Chief Executive Officer, reporting to the Chairman of the board and board of directors of the Corporation;

(b)	the Employee shall faithfully, honestly and diligently serve the Corporation and cooperate with the Corporation and utilize maximum professional skill and care to ensure that all services rendered hereunder are to the satisfaction of the Corporation, acting reasonably, and shall provide any other services not specifically mentioned herein, but which by reason of his capability he knows or ought to know to be necessary to ensure that the best interests of the Corporation are maintained;

(c)	the Employee shall assume, obey, implement and execute such duties, directions responsibilities, procedures, policies and lawful orders as may be determined or given by the board of directors or the Chairman of the Corporation from time to time or such other person as may from time to time be designated by the Chief Executive Officer of the Corporation;

(d)	the Employee shall perform such duties and may exercise such powers as may from time to time be assigned to or vested in him by the by-laws of the Corporation; and

(e)	the Employee will, when it is deemed by the Corporation to be beneficial, join in or participate with organizations, clubs, associations or groups that may provide good business contacts and learning facilities for the benefit of the Corporation provided, however, that the Corporation shall reimburse the Employee for all reasonable expenses incurred in connection therewith.

1.04            Subject to the terms of the Confidentiality and Non-Competition Agreement appended hereto as Schedule A the Employee agrees to devote his full time and attention and use his best efforts to further the business and interests of the Corporation and Affiliates during the period of this Agreement to the exclusion of all other employment, business opportunities, consulting, investment or contracting.

1.05            It is acknowledged and agreed between the parties hereto that the services to be provided by the Employee hereunder are of such a nature that regular business hours may be impossible and that the Employee be required to perform services in excess of eight hours per day or five days per week. It is also anticipated that there will be certain evenings, Sundays and holidays during which the Employee may be required to provide services and that the services to be provided by the Employee are, inter alia, of a supervisory nature. The Employee therefore agrees that the consideration herein set forth shall be in full and complete satisfaction for his work and services to be provided hereunder, no matter when and how performed and the Employee releases the Corporation from any additional pay or compensation, whatsoever which he might have by reason of any existing or future legislation or otherwise.

1.06            The services to be carried out and performed by the Employee shall be initially carried out and performed in the town of Parker, in the State of Colorado or such other places as may be mutually agreed between the Employee and the Corporation, provided that the Employee is in the Calgary office a minimum of twice per month.

1.07            The Corporation acknowledges that it has reviewed the qualifications and experience of the Employee herein and formed the opinion that the Employee is capable of carrying out the duties as set forth herein.

ARTICLE 2.
TERM OF CONTRACT

2.01            Subject to section 2.02 hereof and to termination pursuant Article 9 herein, the term of this Agreement shall commence effective as of July 23, 2003 and shall continue to and including July 23, 2006.

2.02            Notwithstanding anything else provided in this Agreement, this Agreement shall be conditional upon the completion by the Employee of a three month probationary period, satisfactory to the Corporation, acting reasonably, such probation period to terminate effective October 23, 2003. The Corporation agrees to and shall advise the Employee on or before October 23, 2003 as to whether such probationary period has been satisfactorily completed.

ARTICLE 3.
COMPENSATION

3.01        In consideration of the services to be provided by the Employee to the Corporation pursuant to Article 1 hereof, but subject to regulatory approval, the Corporation shall pay to the Employee an amount equal to TWO HUNDRED AND TWENTY-FIVE THOUSAND (US$225,000.00) dollars per annum (the "Annual Cash Remuneration"), payable in bi-monthly instalments on the 15th and last working day of each calendar month together with such increments as the board of directors of the Corporation, in their sole discretion, may from time to time determine. Pursuant to satisfactory completion of the three month probationary period, the Corporation shall increase the pay to the Employee to an amount equal to THREE HUNDRED THOUSAND (US$300,000.00) dollars per annum, payable in bi-monthly instalments on the 15th and last working days of each calendar month.

3.02            The Employee shall, subject to the Corporation obtaining necessary regulatory approval, be granted five (5) year term stock options of the Corporation as follows:

(a)	An option to purchase two hundred and fifty thousand (250,000) shares in the Corporation to be granted upon acceptance of this Contract of Employment of which one third shall vest after three months of employment, one third shall vest after six months of employment and one third shall vest after twelve months of employment;

(b)	Upon acceptance of the role of President and Chief Executive Officer, an option to purchase a further two hundred and fifty thousand (250,000) shares in the Corporation to be granted of which one third shall vest twelve months after the date of grant, one third shall vest twenty-four months after the date of grant and one third thirty months after the date of grant;

(c)	Also upon acceptance of the role of President and Chief Executive Officer, an option to purchase two hundred and forty thousand (240,000) shares in the Corporation will be granted as performance options that will be vested upon reaching the performance goals as set by the board of directors.

3.03            The Employee shall be reimbursed for all reasonable expenses incurred by him in or about the execution of his services hereunder, including living expenses while absent from his city of residence, travel and meeting/entertainment expenses. All such expenses shall be verified by statements, receipts or other reasonable evidence satisfactory to the Corporation.

3.04            Subject to section 2.02 hereof, the Employee shall be entitled to participate in all medical, dental and other health care, life insurance, group accident, long term disability benefits up to a maximum amount of US dollars one thousand two hundred and fifty (US$1,250) per month payable by the Corporation, as well as savings, profit sharing, share option, share purchase and any other benefit plans of whatsoever nature which the Corporation may provide from time to time.

3.05            The Employee may be granted a bonus of up to one hundred percent (100%) of salary, as shall be determined in the sole discretion of the board of directors, which can be earned based upon performance goals set by the board of directors, payable in cash, Restricted Share Units or options mutually agreed to.

3.06            The Corporation shall be entitled to withhold and remit from such amounts payable hereunder as is required by law from time to time.

ARTICLE 4.
REVIEW OF COMPENSATION

4.01            The remuneration payable pursuant to section 3.01 hereof may be reviewed annually by the board of directors of the Corporation on or before the anniversary date hereof, at which time the board of directors shall consider such matters as it may consider relevant and shall determine, in its absolute discretion, whether to increase the annual remuneration payable by the Corporation to the Employee hereunder, provided always however, that the remuneration payable to the Employee pursuant to Article 3 hereof shall not, as a result of such review, be reduced.

ARTICLE 5.
INCAPACITY

5.01             The Employee shall be entitled to reasonable time from his services, without loss of compensation, due to sickness or illness or other incapacity.

5.02             In the event the Employee is insured either personally or through the Corporation or through a group plan provided by the Corporation for loss of income as a result of disability and the Employee receives compensation or disability income pursuant thereto, then the amount of remuneration which the Employee is otherwise entitled to receive hereunder during the period of illness or incapacity shall be reduced by the amount of compensation or disability income paid by such insurer to the Employee and the Employee covenants and agrees that he shall immediately advise the Corporation from time to time of the receipt of any such disability income paid by such insurer to the Employee.

ARTICLE 6.
CONFIDENTIALITY AND NON-COMPETITION

6.01             The Employee covenants and agrees to enter into a Confidentiality and Non-Competition Agreement substantially in the form appended hereto as Schedule A.

ARTICLE 7.
VACATION

7.01             During the term hereof, the Employee shall be entitled to four (4) weeks paid vacation in each calendar year hereof or such other period as shall be determined by the board of directors with no more than two weeks of vacation being taken at one time.

ARTICLE 8.
NON-ASSIGNABILITY

8.01             This Agreement and all other rights, benefits, and privileges herein conferred are strictly applicable to the Employee, and accordingly may not be assigned by the Employee.

ARTICLE 9.
TERMINATION

9.01             This Agreement shall be terminated prior to the end of the term specified in section 2.01 hereof upon the occurrence of any one of the following events:

(a)	At any time during the probationary period;
(b)	the death of the Employee, at which time the Corporation shall have no further obligation to the Employee under this Agreement;
(c)	the Employee becoming bankrupt or making an assignment for the benefit of creditors in general, at which time the Corporation shall have no further obligation to the Employee under this Agreement;
(d)	90 days written notice by the Employee of his intention to terminate this Agreement, at which time the Corporation shall have no further obligation to the Employee under this Agreement.
(e)	incapacity due to illness, disability or injury to the Employee that renders the Employee unable to perform his duties for a period of longer than six consecutive months and, as of such date of termination, the Corporation shall have no further obligation to the Employee under this Agreement;

(f)	termination of this Agreement without notice by the Corporation for cause, and as of such date of termination, the Corporation shall have no further obligation to the Employee under this Agreement ("cause" shall mean any of the following and without limiting its meaning at common law, breach by the Employee of any of the covenants or terms of this Agreement and Schedule A hereto; the Employee's failure to perform adequately his employment duties; violation by the Employee of any Corporation policy that may be issued from time to time, including but not limited to policies concerning harassment and other workplace conduct; the criminal conviction of the Employee, a breach by the Employee of any provisions of securities legislation or regulations of stock exchanges on which the Corporation's shares are listed and which have application to the Corporation);

9.02             If as a result of a merger, takeover, amalgamation, sale of all or substantially all of the assets, there is a change of control of the Corporation then the Employee shall be given notice of such event or events and shall within 30 days after receipt of such notice, advise the Corporation in writing as to one of the following:

(a)	the Employee may advise the Corporation in writing to the effect that he shall continue to remain in the services of the Corporation and the terms of this agreement shall remain in full force and effect; or
(b)	the Employee shall advise the Corporation that he desires to terminate this agreement, in accordance with the provisions of paragraph 9.01(c) hereof.

ARTICLE 10.
NOTICES

10.01         All notice required or allowed to be given under this agreement shall be made either personally or by mailing same by prepaid registered post, addressed as hereinafter set forth or to such other address as may be designated from time to time by such party in writing, and any notice mailed as aforesaid shall be deemed to have been received by the addressees thereof on the fifth business day following the day of mailing:

Zi CORPORATION	Michael Donnell
Suite 2100, 840 - 7th Avenue S.W.	5195 Pinyon Jay Road
Calgary, Alberta	Parker, Colorado
T2P 3G2	80134

              Any party may from time to time change its address for service hereunder by written notice to the other parties. Any notice may be served by hand delivery or by mailing same by prepaid, registered post, in a properly addressed envelope, addressed to the party to whom the notice is to be given at its address for service hereunder.

ARTICLE 11.
SEVERABILITY

11.01             Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all other such separate and distinct covenants. Without limiting the foregoing, each provision contained in Schedule A hereof are declared to constitute a separate and distinct covenant in respect of each capacity and each activity specified in Schedule A, and to be severable from all other such separate and distinct covenants. If any of the capacities, activities, or periods specified in Schedule A, are considered by a court of competent jurisdiction as being unreasonable, the parties hereto agree that the said court will have authority to limit such capacities, activities, periods or areas to such capacities, activities, periods or areas as the court deems proper in the circumstances.

11.02             If any covenant or provision herein is determined to be void or unenforceable in whole or in part, it will not be deemed to affect or impair the enforceability or validity of any other covenant or provision of this agreement or any part thereof.

ARTICLE 12.
RELIEF

12.01             The parties to this Agreement recognize that a breach by the Employee of any of the covenants herein contained would result in damages to the Corporation and that the Corporation could not adequately be compensated for such damages by monetary award. Accordingly, the Employee agrees that in the event of any such breach, in addition to all other remedies available to the Corporation at law or in equity, the Corporation will be entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction decree or otherwise, as may be appropriate to ensure compliance with the provisions of this agreement.

ARTICLE 13.
WAIVER

13.01             The parties agree that all restrictions in this agreement are necessary and fundamental to the protection of the Corporation and are reasonable and valid, and all defences to the strict enforcement thereof by the Corporation are hereby waived by the Employee.

ARTICLE 14.
GENERAL

14.01             The parties hereto agree that they have expressed herein their entire understanding and agreement concerning the subject matter of this Agreement and it is expressly agreed that no implied covenant, condition, term or reservation or prior representation or warranty shall be read into this agreement relating to or concerning the subject matter hereof or any matter or operation provided for herein.

14.02             The provisions of this agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Employee and the successors and assigns of the Corporation respectively.

14.03             Wherever the singular or masculine or neuter is used in this agreement, the same shall be construed as meaning the plural or feminine or body politic or corporate and vice versa where the context of the parties hereto so require.

14.04             Time is of the essence hereof.

14.05             This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of such Province.

14.06             The Employee acknowledges that he has had the opportunity to have his legal counsel review and participate in settling the terms of this Agreement.

ARTICLE 15.
SPECIAL

15.01             The Employee shall be entitled to participate in the Corporation's benefits plan immediately upon three month waiting period.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date and year first above written.

Zi CORPORATION

	per:	/s/ Michael E. Lobsinger
Michael E. Lobsinger
Chairman

SIGNED, SEALED AND DELIVERED in
the presence of:

/s/ Lisa Dawson	/s/ Michael Donnell
Witness to the signature of the Employee	MICHAEL DONNELL

AFFIDAVIT OF EXECUTION

UNITED STATES))		I, ______________________________ of the City of _______________,
STATE OF COLORADO	)	in the Province of ___________________
MAKE OATH AND SAY:

1.         I WAS PERSONALLY present and did see MICHAEL DONNELL, is the Employee named in the within instrument, who is personally known to me to be the person named therein, duly sign and execute the same for the purposes named therein.

2.         THAT THE SAME was executed at the City of _______________, in the State/Province of , and that I am the subscribing witness thereto.

3.         THAT I KNOW the said Employee, and he/she is, in my belief, of the full age of eighteen years.

SWORN BEFORE ME at ________________,	)
in the Province of _______________, this	)
this _____ day of ______________, 2003.	)
)
)
)

A Commissioner for Oaths/Notary Public in and For the Province of _______________________	Print Name of Witness Below:

[Note: If outside of Alberta, Notary Public required and Notary stamp required]